[Letterhead of Skadden, Arps, Slate, Meagher & Flom LLP]

April 13, 2020
VIA EDGAR
Lisa N. Larkin
Division of Investment Management
Securities and Exchange Commission
100 F Street N.E.
Washington, DC 20549
RE:    Prospect Capital Corporation - Preliminary Proxy Statement on Schedule 14A
Dear Ms. Larkin:
Thank you for your oral comments on April 10, 2020 regarding your review of the preliminary proxy statement on Schedule 14A filed by Prospect Capital Corporation (the “Company”) with the U.S. Securities and Exchange Commission (“SEC”) on April 3, 2020 (the “Preliminary Proxy Statement”). The Company has considered your comments and authorized us to respond on its behalf as set forth below. Your oral comments are summarized in bold, followed by the Company’s responses. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Preliminary Proxy Statement.
We note that, due to timing constraints, the Company has already printed its definitive proxy statement; therefore, disclosure revisions requested by your comments will be reflected in a supplement to the definitive proxy statement (the “Proxy Supplement”) to be filed with the SEC as additional definitive soliciting material pursuant to Rule 14a-6(b) under the Securities Exchange Act of 1934 (the “Exchange Act”).
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Comments and Responses

1.	We note that the Company intends to conduct the Special Meeting virtually. Please note the SEC staff’s guidance on virtual meetings published on March 13, 2020 and April 7, 2020.
The Company notes the referenced guidance.

2.	In accordance with Item 3 of Schedule 14A, please indicate whether stockholders have rights of appraisal in connection with Proposal I and Proposal II.
The Company will add disclosure in the Proxy Supplement responsive to this comment.

3.
In the first two paragraphs of Proposal II, the Company uses “1:1” to describe the debt-to-equity ratio equivalent of 200% “asset coverage” under the 1940 Act, and “2:1” to describe the debt-to-equity ratio equivalent of 150% “asset coverage” under the 1940 Act. Please also add examples using dollar equivalents (i.e., “$1 of debt for every $1 of common stock”).

The Company will add clarifying disclosure in the Proxy Supplement.

4.
To the extent applicable, please add disclosure explaining whether the Company’s Board of Directors considered the impact of Proposal II on the advisory fees paid by the Company. For example, could additional leverage increase the base management fee payable and/or trigger payment of the incentive fee regardless of the Company’s performance?

The Company notes that the impact of Proposal II on advisory fees is set forth in the expense table under the caption “Recommendation and Rationale-Potential impact on net investment income, return to stockholders and net asset value-Effect of Leverage on Expenses.” The first paragraph under the caption “Recommendation and Rationale” in Proposal II states, “The Board concluded that Proposal 2 is in the best interests of the Company and the stockholders. In doing so, the Board considered and evaluated various factors, including the following (each, as discussed more fully below): . . . [bullet point] the potential impact (both positive and negative) on net investment income, return to stockholders and net asset value.” The Company believes that the existing disclosure in the Preliminary Proxy Statement sufficiently addresses the considerations of its Board of Directors in regards to the impact of Proposal II on the Company’s advisory fees. Nonetheless, the Company will add additional clarifying discussion in the Proxy Supplement.

5.	Please confirm that the Company’s proxy card will contain discretionary voting authority with respect to adjournments in accordance with Exchange Act Rule 14a-4.
The Company has informed us that the Company’s proxy card, which will be included with its definitive proxy statement filing, will contain the following language: “Additionally, the votes entitled to be cast by the undersigned will be cast in the discretion of the proxies named above on any other matter that may properly come before the Special Meeting, including a motion to adjourn the Special Meeting or postpone the Special Meeting to another time and/or place for the purpose of soliciting additional proxies, or any adjournment or postponement thereof.”
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Should you have any additional comments or concerns, please do not hesitate to contact me at (617) 573-4836.

Best regards,
/s/ Kenneth E. Burdon
Kenneth E. Burdon